UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 001-40459

ERO COPPER CORP.
(Translation of registrant's name into English)

733 Seymour Street, Suite 3100
Vancouver, British Columbia V6B 0S6
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K is incorporated by reference as additional exhibit to the registrant’s Registration Statement on Form S-8 (File NO. 333-264821) and Registration Statement on Form F-10 (File NO. 333-289969).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ero Copper Corp.

	By:	/s/ Deepk Hundal
Name: Deepk Hundal
Title: EVP, General Counsel and Corporate Secretary
Date: November 2, 2026

Exhibit Index

Exhibit Number	Description of Document

99.1	Management’s Discussion and Analysis for the three and nine months ended September 30, 2026
99.2	Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026 and 2025
99.3	Press Release dated November 2, 2026